October 3, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Common Shares of
Beneficial Interest, $.01 par value per share, of First Trust WCM Developing World Equity
ETF a series of First Trust Exchange-Traded Fund, under the Exchange Act of 1934.

Sincerely,



**New York Stock Exchange**
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
**nyse.com**